

# FORM C

**Name of Issuer:** Black Hammer Brewing

**Legal Status of Issuer:** Black Hammer Brewing LLC

    **Form:** Limited Liability Company

    **Jurisdiction of Incorporation/Organization:** California

    **Date of Organization:** January 6, 2014

**Physical Address of Issuer:** 544 Bryant Street, San Francisco, CA 94107

**Website of Issuer:** https://www.blackhammerbrewing.com

**Name of Intermediary Through Which The Offering Will Be Conducted:** SMBX, Inc.

**CIK Number of Intermediary:** 0001707214

**SEC File Number of Intermediary:** 007-00129

**CRD Number, if applicable, of Intermediary:** 290186

1. **Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:**

No compensation will be made to the intermediary for this offering.

2. **Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:**

N/A

3. **Type of security offered:**

☐ Common Stock
☐ Preferred Stock
☒ Debt
☐ Other

**If Other, describe the security offered:** N/A

4. **Target number of securities to be offered:** 10,000 securities/units to be sold

5. **Price (or method for determining price):** $10 par value per security/unit



**6. Target offering amount:** $100,000

**7. Oversubscriptions accepted:**

☐ Yes
☒ No

**If yes, disclose how oversubscriptions will be allocated:** N/A

☐ Pro-rata basis
☐ First-come, first-served basis
☐ Other

**If other, describe how oversubscriptions will be allocated**: N/A

**8. Maximum offering amount (if different from target offering amount):** N/A

**9. Deadline to reach the target offering amount:** May 31, 2020

NOTE: If the sum of the investment commitments does not equal to or reach the target offering amount at the offering deadline, then either 1) an issuer accepts a lower fund raised amount and investors invested in the bonds also confirm this change to the offering, at which case, the offering will be finalized and processed through accordingly, 2) an issuer extends the offering deadline to a future date or 3) no securities will be sold in the offering and investment commitments will be cancelled and committed funds will be credited back to investors' bank accounts or credit cards.

**10. Current number of employees:** 16

**11. Financial Summary of Issuer:** (2019 figures are based on the combined tax returns, P&L and Balance Sheets for Black Hammer Brewing and Willkommen businesses; tax returns were filed together under the same Black Hammer Brewing LLC parent company; 2018 figures are for Black Hammer Brewing only)

|  | Most recent fiscal year-end: 2019 | Prior fiscal year-end: 2018 |
|---|---|---|
| Total Assets | $ 928,134 | $ 396,879 |
| Cash & Cash Equivalents | $ -5,799 | $ 9,897 |
| Accounts Receivable | $ 31,161 | $ 31,131 |
| Short-term Debt | $ 211,005 | $ 67,249 |
| Long-term Debt | $ 96,983 | $ 75,000 |
| Revenues / Sales | $ 1,965,893 | $ 1,062,635 |
| Cost of Goods Sold | $ 441,712 | $ 178,320 |
| Taxes & Licenses | $ 134,565 | $ 53,162 |
| Net Income | $ 107,884 | $ -130,672 |

**12. Select the jurisdictions in which the issuer intends to offer the securities:**

☒ AL ☒ AK ☒ AZ ☒ AR
☒ CA ☒ CO ☒ CT
☒ DE ☒ DC
☒ FL
☒ GA
☒ HI
☒ ID ☒ IL ☒ IN ☒ IA
☒ KS ☒ KY
☒ LA

2

☒ ME ☒ MD ☒ MA ☒ MI ☒ MN ☒ MS ☒ MO ☒ MT
☒ NE ☒ NV ☒ NH ☒ NJ ☒ NM ☒ NY ☒ NC ☒ ND
☒ OH ☒ OK ☒ OR
☒ PA
☒ RI
☒ SC ☒ SD
☒ TN ☒ TX
☒ UT
☒ VT ☒ VA
☒ WA ☒ WV ☒ WI ☒ WY
☒ B5 ☒ GU ☒ PR ☒ VI ☒ 1V

## OFFERING STATEMENT

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

**THE COMPANY**

1.  **Name of Issuer:**    Black Hammer Brewing LLC

**COMPANY ELIGIBILITY**

NOTE: If any of the following statements is not true, then you are <u>NOT</u> eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

2.  ☒ **Check this box to certify that all of the following statements are true for the issuer:**

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3.  **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

☐ Yes
☒ No

**If Yes, please explain:**

N/A

**DIRECTORS OF THE COMPANY**

4.  **Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer. List all positions and offices with the issuer held and the period of time in which the director served in the position or office:**

| Name of Director | Dates of Board Service | Principal Occupation | Employer | Dates of Service | Title / Position | Principal Business |
|---|---|---|---|---|---|---|
| Kevin Jackey | N/A | Managing Partner | Black Hammer Brewing | 2014-Present | Managing Partner | Brewery |
| Jim Furman | N/A | Partner | Black Hammer Brewing | 2014-Present | Partner | Brewery |

## OFFICERS OF THE COMPANY

NOTE: The term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions.

| Name of Officer | Title / Position | Dates of Service | Responsibilities |
|---|---|---|---|
| Kevin Jackey | Managing Partner | 2014-Present | Managing Partner |
| Jim Furman | Partner | 2014-Present | Partner |

5. **Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer. List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:**

   N/A

## PRINCIPAL SECURITY HOLDERS

NOTE: The following information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

6. **Provide the name of ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.**

| Name of Holder | % of Voting Power Prior to Offering |
|---|---|
| Kevin Jackey | 50% |
| Jim Furman | 50% |

## BUSINESS AND ANTICIPATED BUSINESS PLAN

7. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

   Black Hammer Brewing is a California based Brewery (NAICS 312120) that specializes in crafting small batch ales and lagers using both traditional and modern innovative techniques. Their sister restaurant, Willkommen is an indoor Biergarten and casual dining Sausage Haus created in partnership with Rosamunde Sausage Grill. Both the brewery and the restaurant collaborate and file tax returns under the same parent company, Black Hammer Brewing.

## RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority.  Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

**8.  Discuss the material factors that make an investment in the issuer speculative or risky:**

Investment in the Issuer is a purchase of a debt security, specifically, a debt security that pays principal plus interest monthly for the duration of the outstanding debt. The primary material factor that makes investment in a debt security speculative or risky is the Issuer's ability to service the debt through cash generated by revenue. Therefore, any material changes to revenue will impact the Issuer's capacity to service the debt. These factors may include, but are not limited to a sufficient decline in sales of its products and/or services, unforeseeable extraordinary expenses incurred in its operations, and/or taking on more debt than is viable for the business to service.

NOTE: Avoid generalized statements and include only those factors that are unique to the issuer.  Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the above.  No specific number of risk factors is required to be identified.

X
S M B

## THE OFFERING

### USE OF FUNDS

**1. What is the purpose of this offering?**

Black Hammer Brewing LLC intends to use the proceeds from the offering to expand its lager production capacity, efficiency and capabilities, while adding much needed capacity to their tasting room. This offering is their response to the overwhelming customer support calling for an expansion of the brand's reach, while continuing to deliver our much-loved and inspired beer at new and innovative locations.

**2. How does the issuer intend to use the proceeds of this offering?**

NOTE: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used.  If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses.  If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity.

100% of the proceeds will be used to expand its lager production capacity, efficiency and capabilities, and adding much needed capacity to their tasting room.

### DELIVERY & CANCELLATIONS

**3. How will the issuer complete the transaction and deliver securities to the investors?**

The following describes the method and the process to invest in the Issuer/Company's debt securities, including how the Issuer/Company will complete an investor's transaction(s) and deliver securities to the investor.

1) Auction Process – The offering will use the Auction method to arrive at a price for the bond security's final clearing yield (interest rate at which the bond is repaid at). During an auction, potential investors bid within a pre-set range of yields. A successful auction arrives at a single offering yield, which is the yield at which the last available unit of securities in the offering is sold. SMBX's auction method is known as a 'modified-dutch auction' (MDA), which is a type of 'uniform price offering' (UPO). The ultimate goal of an MDA on the SMBX is to arrive at a uniform yield or what we called a final clearing yield for the bonds.

2) Investor Commitment – The Investor will place bid order(s) through the SMBX mobile app, the SMBX Investment Center web client, or the SMBX Investment Center mobile web client by inputting the total amount they would like to invest at a preset value of $10 per bond and a preferred yield within the preset yield range that they would like to receive for the repayment of the bond. In an auction process however, the investor should be mindful that there will be other investors that may bid at a lower yield than their own bid(s), so their bid(s) may potentially be outbid in the event there are more investors than available bonds. Once the bid order(s) are placed, the investor will then receive order confirmation(s) via email with their bid order details. An investor has up to 48 hours before the close of an offering's auction to cancel their bid order(s).

3) Investor Transfer of Funds – The initiation for a Transfer of Funds will happen simultaneously when an order is placed. The bid order(s) will sit in the investor's portfolio as pending until the transfer of funds is complete. The funds will sit in an escrow account on behalf of the issuer until the close of a successful offering.

4) Progress of the Offering – The Investor will receive periodic email updates on the progress of the offering including how much has been raised so far and how many days till the end of the offering.

5) Closing of an Offering: Original Date – At the close of the offering, investors with 'winning bids' will receive an email notifying that they have been allocated a number of bonds and that the final clearing yield has been defined as a specific interest rate. The final clearing yield may potentially be a higher yield than what an investor has place a bid on, however, it will never be lower than the yield they requested. The investor will also be asked to reconfirm their

bid orders within 5 business days by clicking on a link included in the email. Orders not reconfirmed within 5 business days will be cancelled and refunded to investors' bank accounts or credit cards. For investors that did not get allocated any bonds, they will receive an email notifying them that their bid orders have been outbid and that they will receive a refund to their bank accounts or credit cards.

6) <u>Early Closing</u> – In the event an offering has met its 21 day minimum open requirements and has been fully subscribed before the offering's original close date, the Issuer/Company may choose to settle the auction and close the offering early. The offering's auction will then be settled on the issuer's/company's direction by the SMBX and the final clearing yield will be determined at that moment in time. An email notification will be sent to all investors (both with winning bids and those who have been outbid) and those with winning bids will proceed with the reconfirmation process as per above in #5. All investors who have been outbid will receive notification that they have been outbid and that funds will be refunded to their bank accounts or credit cards. The decision for an early closing and the email notifications will be sent at least 5 business days prior to the original close date.

7) <u>Securities Transfer(s): Bond Certificates</u> – After an offering is confirmed to be fully subscribed and all investors with 'winning bids' have reconfirmed their bid orders, the Issuer/Company will direct SMBX to issue on their behalf, the electronically signed bond certificates in pdf format to investors via email. The bond certificates will be the investors' authoritative copy of ownership of the bonds. All bond certificates have unique identification codes that the Issuer/Company and the SMBX have records of. If you misplace or lose your bond certificate(s), please contact support@thesmbx.com and notify them that you need a replacement certificate. SMBX and the Issuer/Company will then update and void your old certificate(s) on our records and issue you new certificate(s) via email.

8) <u>Portfolio Entry</u> – On the same day investors receive their bond certificate(s) via email, they will see the bonds registered in their portfolio under Bonds. That bond issuance date will also be the first day their bond securities will start accruing interest for the month. Investors will then start receiving principal + interest (earnings) on their bond securities exactly 1 month on the same day of the bond issuance date (except if the day lands on a holiday or weekend or on a day that a particular month may not have the same day i.e. the 31$^{st}$, then repayments will be recorded and credited the following business day).

## 4. How can an investor cancel an investment commitment?

NOTE: An Investor's right to cancel: <u>An investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline</u>.

The intermediary will notify investors when the target offering amount has been met. <u>If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment)</u>.

<u>If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline and the investor has a 'winning bid', post the closing process including a reconfirmation of the investment commitments by investors, the funds will be released to the issuer upon the closing of the offering and the investor will receive securities in exchange for his or her investment(s)</u>.

<u>If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned</u>.

<u>If there is a material change to the terms of the offering or the information provided to the investor about the offering and/or the Issuer/Company, the investor will be provided notice of the change and must reconfirm his or her investment commitment within five business days of receipt of the notice. If the investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive</u>. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Issuer/Company, the Issuer/Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the investor will receive, and refund the investor's funds.

## OWNERSHIP AND CAPITAL STRUCTURE

**Describe the terms of the securities being offered.**

**1.  Do the securities offered have voting rights?**

☐ Yes
☒ No

**2.  Are there any limitations on any voting or other rights identified above?**

☐ Yes
☒ No

**If Yes, please explain:**  N/A

**3.  How may the terms of the securities being offered be modified?**

The Issuer has the right to amend the terms on the securities being offered during the life of the offering before they are issued and finalized on the bond issuance date. If there is a material change to the terms of the offering or the information provided to the investor about the offering and/or the Issuer/Company, the investor will be provided notice of the change and must reconfirm his or her investment commitment within five business days of receipt of the notice. If the investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive.  If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

**RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:**

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1)  To the issuer;
2)  To an accredited investor;
3)  As part of an offering registered with the U.S. Securities and Exchange Commission; or
4)  To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D (same methodology for Regulation Crowdfunding), or who the issuer reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

**DESCRIPTION OF ISSUER'S SECURITIES**

**4.  What other securities or classes of securities of the issuer are outstanding? Describe the material   terms of any other outstanding securities or classes of securities of the issuer.**

| Class of Security | Securities (or Amount) Authorized | Securities (or Amount) Outstanding | Securities Reserved for Issuance upon Exercise or Conversion | Voting Rights |
|---|---|---|---|---|
| N/A | N/A | N/A | N/A | N/A |

**Describe any other rights, if applicable:**

5. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?**

   N/A

6. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

   ☐ Yes
   ☒ No

**If Yes, please explain the following:**

7. **How could the exercise of rights held by the principal shareholders identified above affect the purchasers of the securities being offered?**

   N/A

8. **How are the securities being offered being valued?  Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions?**

   N/A

9. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

   N/A

10. **What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?**

    1) Additional Issuances of Securities

    2) Issuer Repurchases of Securities

    3) A Sale of the Issuer or of Assets of the Issuer

    4) Transactions with Related Parties

S M B X

N/A for All

**11. Describe the material terms of any indebtedness of the issuer:**

| Creditor | Issue Date | Amount | Outstanding Principal + Interest/Fee | Interest Rate | Maturity Date | Current with Payments |
|---|---|---|---|---|---|---|
| Promissory Note 1 | 29-May-15 | $75,000 | $75,000 | 0.00% | No Set Maturity | Payments begin in Jan 2021 |
| Promissory Note 2 | 12-Mar-19 | $10,676 | $10,676 | 0.00% | No Set Maturity | Payments begin in Jan 2021 |
| Web Bank (PayPal) | 12-Mar-19 | $50,000 | $0 | - | 15-Mar-20 | Paid Off in March 2020 |

**12. What other exempt offerings has the issuer conducted within the past three years?**

| Offering Date | Exemption | Security Type | Amount Sold | Use of Proceeds |
|---|---|---|---|---|
| N/A | N/A | N/A | N/A | N/A |

**13. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount in where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**

1) any director or officer of the issuer;
2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4) or any immediate family member of any of the foregoing persons.

☐ Yes
☒ No

If yes, for each such transaction, specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

| | |
|---|---|
| **Name** | N/A |
| **Amount Invested** | N/A |
| **Transaction Type** | N/A |
| **Issue Date** | N/A |
| **Outstanding Principal plus Interest** | N/A |
| **Interest Rate** | N/A |
| **Relationship** | N/A |
| **Additional Comment** | N/A |

S M B

NOTE: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership shall be determined as of a date that is <u>no more than 120 days prior to the date of filing of this offering statement</u> and using the same calculation described in Question 6 of the above Offering Statement.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships.  The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction.  Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

**FINANCIAL CONDITION OF THE ISSUER**

**1. Does the issuer have an operating history?**

☒ Yes
☐ No

**2. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

NOTE: The discussion must cover each year for which financial statements are provided. Include a discussion of any known material changes or trends in the financial condition and results of operations of the issuer during any time period subsequent to the period for which financial statements are provided.

For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges.

For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future.

Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders.

These instructions refer to the issuer and its predecessors, if any.

<u>**Management's Discussion and Analysis of Financial Condition and Results of Operations**</u>

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the plans for our expansion involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to our ability to service our debt.

<u>**Overview**</u>

Black Hammer Brewing is a California based Brewery (NAICS 312120) that specializes in crafting small batch ales and lagers using both traditional and modern innovative techniques. Their sister restaurant, Willkommen is an indoor Biergarten and casual dining Sausage Haus created in partnership with Rosamunde Sausage Grill. Both the brewery and the restaurant collaborate and file tax returns under the same parent company, Black Hammer Brewing.

Over the last 2-year period, from 2018 to 2019, Black Hammer Brewing has seen steady year-over-year growth for both businesses which had combined gross sales of $1,965,893 in 2019. Gross profit margins were also healthy reaching 78% in 2019 for both.

Black Hammer Brewing intends to continue to grow its products and sales through both wholesale and direct to consumer sales channels which is their response to the overwhelming customer support calling for an expansion of the brand's reach. To do this strategically, they plan to expand its lager production capacity, efficiency and capabilities, while adding much needed capacity to their tasting room. Further, Black Hammer Brewing will conduct a Regulation Crowdfunding offering on the SMBX platform, so as to engage with its community they service by rewarding them with the financing profits that would otherwise go to the bank.

<u>**Milestones**</u>

Black Hammer Brewing was incorporated as a California state Limited Liability Company in 2014.

SMB X

- Black Hammer Brewing has seen steady year-over-year sales revenues with the last year hitting roughly $2M in revenues in 2019.
- Gross margins were 77% in fiscal year 2019 combined
- 2016: Denver International Beer Competition
    - War Horse: Bronze in the International IPA Category
    - Playa Pilsen: Bronze in the Light American Lager Category
    - Sparkle Pony won Gold in the Belgian Blonde Ale category
- 2016: San Diego International Beer Competition
    - Jaded Raver won Silver in the English Bitter Category
- 2018: California State Fair
    - Nectar of Life Kolsch - Bronze Medal
- Social media recognition: Google 4.5 Rating; Facebook 3K Likes; Instagram 11K Followers

**Historical Results of Operations** – (note: Willkommen open its doors in 2019 only so the figures are combined for 2019 and solo for Black Hammer Brewing in 2018).

- Revenues & Gross Margin. For the period ended December 31, 2019, the Company had revenues of $1,965,893 compared to the year ended December 31, 2018, when the Company had revenues of $1,062,635. Our gross margin was 78% in fiscal year 2019 and 83% in fiscal year 2018.
- Assets. As of December 31, 2019, the Company had total assets of $928,134 while as of December 31, 2018, the Company had total assets of $396,879. All assets were mainly in machinery and equipment for both years.
- Net Gain/Loss. The Company has had net gains of $107,884 and net losses of $130,672 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.
- Liabilities. The Company's liabilities totaled $510,565 for the fiscal year ended December 31, 2019 and $157,266 for the fiscal year ended December 31, 2018.

The Company's ability to be a going concern is not dependent on reaching our maximum funding target. Black Hammer Brewing has approximately 6 years of operational history and will be able to optimize or scale back as necessary to continue operations regardless of capital raised. If our offering is not successful, we will likely still expand our operations and production capabilities at some point, but the timing will be dependent on our cash flow generated from sales and services or other means of financing. In the event our offering is successful and we reach our maximum funding target, we will deploy 100% to the expansion projects.

**Related Party Transaction**

N/A

**Liquidity & Capital Resources**

The Company has assets in the form of machinery and equipment, valued at $329K as of December 2019.

**Runway & Short / Mid Term Expenses**

Due to the built up of Willkommen in 2018 and 2019, Black Hammer Brewing's cash on hand was $-5,799 as of December 31, 2019. Over the last fiscal year, the period of January through December 2019, revenues have averaged $162,000+/month, and operational expenses have averaged $120,000+/month. There are no material or extraordinary trends in our financial operating history.

## FINANCIAL INFORMATION

Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix, Financial Statements

NOTE: To determine the financial statements required, the Aggregate Offering Amount means the aggregate amounts offered and sold by the issuer, all entities controlled by or under common control with the issuer, and all predecessors of the issuer in reliance on Section 4(a)(6) of the Securities Act within the preceding 12-month period plus the current maximum offering amount provided in this Form C.

To determine whether the issuer has previously sold securities in reliance on Regulation Crowdfunding, "issuer" means the issuer, all entities controlled by or under common control with the issuer, and all predecessors of the issuer.

Financial statements must be prepared in accordance with U.S. generally accepted accounting principles and must include balance sheets, statements of comprehensive income, statements of cash flows, statements of changes in stockholders' equity and notes to the financial statements. If the financial statements are not audited, they shall be labeled as "unaudited."

Issuers offering securities and required to provide the information set forth below before filing a tax return for the most recently completed fiscal year may provide information from the tax return filed for the prior year (if any), provided that the issuer provides information from the tax return for the most recently completed fiscal year when it is filed, if filed during the offering period. An issuer that requested an extension of the time to file would not be required to provide information from the tax return until the date when the return is filed, if filed during the offering period.

**Aggregate Offering Amount: $107,000 or less**

Financial Information Required:

The following information or their equivalent line items as reported on the federal income tax return filed by the issuer for the most recently completed year (if any):

- Total Income
- Taxable Income; and
- Total Tax;

1) certified by the principal executive officer of the issuer to reflect accurately the information reported on the issuer's federal income tax returns; and

2) Financial statements of the issuer and its predecessors, if any.

Financial Statement Requirements:

Financial statements must be certified by the principal executive officer of the issuer. If financial statements are available that have either been reviewed or audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead along with a signed audit or review report and need not include the information reported on the federal income tax returns or certification of the principal executive officer.

**Aggregate Offering Amount: More than $107,000, but not more than $535,000**

Financial Information Required:

1) Financial statements of the issuer and its predecessors, if any.

Financial Statement Requirements:

Financial statements must be reviewed by a public accountant that is independent of the issuer and must include a signed review report. If financial statements of the issuer are available that have been audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead along with a signed audit report and need not include the reviewed financial statements.

**Aggregate Offering Amount: More than $535,000**

Financial Information Required:

1) Financial statements of the issuer and its predecessors, if any.

Financial Statement Requirements:

If the issuer has previously sold securities in reliance on Regulation Crowdfunding, financial statements must be audited by a public accountant that is independent of the issuer and must include a signed audit report.

If the issuer has NOT previously sold securities in reliance on Regulation Crowdfunding and it is offering more than $535,000 but not more than $1,070,000, financial statements must be reviewed by a public accountant that is independent of the issuer and must include a signed review report.

If financial statements of the issuer are available that have been audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead along with a signed audit report and need not include the reviewed financial statements.

A principal executive officer certifying financial statements must provide the following certification:

**I, Kevin Jackey, certify that:**

1. the financial statements of Black Hammer Brewing included in this Form are true and complete in all material respects;

and

2. the tax return information of Black Hammer Brewing included in this Form reflects accurately the information reported on the tax return for Black Hammer Brewing filed for the fiscal year ended December 31, 2019.

DocuSigned by:

AD52B31DA5AB458...

[Signature]

Managing Partner_

[Title]

** Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

An issuer will not be in compliance with the requirement to provide reviewed financial statement if the issuer received a review report that includes modifications. An issuer will not be in compliance with the requirement to provide audited financial statements if the issuer received a qualified opinion, an adverse opinion, or a disclaimer of opinion.

The issuer must notify the public accountant of the issuer's intended use of the public accountant's audit or review report in the offering.

For an offering conducted in the first 120 days of a fiscal year, the financial statements provided may be for the two fiscal years prior to the issuer's most recently completed fiscal year; however, financial statements for the two most recently completed fiscal years must be provided if they are otherwise available.

If more than 120 days have passed since the end of the issuer's most recently completed fiscal year, the financial statements provided must be for the issuer's two most recently completed fiscal years.

If the 120th day falls on a Saturday, Sunday, or holiday, the next business day shall be considered the 120th day for purposes of determining the age of the financial statements.

An issuer may elect to delay complying with any new or revised financial accounting standard until the date that a company that is not an issuer (as defined under section 2(a) of the Sarbanes-Oxley Act of 2002) is required to comply with such new or revised accounting standard, if such standard also applies to companies that are not issuers. Issuers electing such extension of time accommodation must disclose it at the time the issuer files its offering statement and apply the election

to all standards.  Issuers electing not to use this accommodation must forgo this accommodation for all financial accounting standards and may not elect to rely on this accommodation in any future filings.

**STAKEHOLDER ELIGIBILITY**

If you would have answered "Yes" to any of the following questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are <u>NOT</u> eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**

   1) in connection with the purchase or sale of any security?

   ☐ Yes
   ☒ No

   2) involving the making of any false filing with the Commission?

   ☐ Yes
   ☒ No

   3) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

   ☐ Yes
   ☒ No

**If Yes to any of the above, please explain:**  N/A

   4) **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**

   1) in connection with the purchase or sale of any security?

   ☐ Yes
   ☒ No

   2) involving the making of any false filing with the Commission?

   ☐ Yes
   ☒ No

   3) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

   ☐ Yes
   ☒ No

**If Yes to any of the above, please explain:**  N/A

    **5)  Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:**

    1)  at the time of the filing of this offering statement bars the person from:

    (A)  association with an entity regulated by such commission, authority, agency or officer?

    ☐ Yes
    ☒ No

    (B)  engaging in the business of securities, insurance or banking?

    ☐ Yes
    ☒ No

    (C)  engaging in savings association or credit union activities?

    ☐ Yes
    ☒ No

    2)  constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

    ☐ Yes
    ☒ No

**If Yes to any of the above, please explain:** N/A

    **6)  Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:**

    1)  suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?

    ☐ Yes
    ☒ No

    2)  places limitations on the activities, functions or operations of such person?

    ☐ Yes
    ☒ No

    3)  bars such person from being associated with any entity or from participating in the offering of any penny stock?

    ☐ Yes
    ☒ No

**If Yes to any of the above, please explain:** N/A

7) **Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:**

1) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?

☐ Yes
☒ No

2) Section 5 of the Securities Act?

☐ Yes
☒ No

**If Yes to any of the above, please explain:** N/A

8) **Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?**

☐ Yes
☒ No

**If Yes to any of the above, please explain**: N/A

9) **Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?**

☐ Yes
☒ No

**If Yes to any of the above, please explain:** N/A

10) **Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?**

☐ Yes
☒ No

**If Yes to any of the above, please explain:** N/A

X

S M B

## ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

Once posted, the annual report may be found on the intermediary's website under the offering's Issuer Financial Information section at:

**https://investor.thesmbx.com**

The issuer must continue to comply with the ongoing reporting requirements until:

1) the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) the issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report and has fewer than 300 holders of record;
3) the issuer has filed, since its most recent sale of securities pursuant to this part, at least three annual reports and has total assets that do not exceed $10,000,000;
4) the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities;
5) the issuer liquidates or dissolves its business in accordance with state law.

# APPENDICES

Appendix A:   Bond Prospectus

Appendix B:   Financial Statements

Appendix C:   Director & Officer Work History

Appendix D:   Other Supplemental Documents